SECURITIES AND EXCHANGE COMMISSION
                   Washington D.C.  20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934


             TRANSDERM LABORATORIES CORPORATION
                      (Name of Issuer)

           Common Stock, Par Value $.001 Per Share
               (Title of Class of Securities)

                         893636 10 0
                        (CUSIP Number)

    Robert D. Speiser, Transderm Laboratories Corporation
   1212 Avenue of the Americas, New York, New York  10036
                       (212) 398-0700
 (Name Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      November 13, 1996
   (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note.   Six  copies of this statement,  including  all
exhibits, should be filed with the Commission.  See Rule 13d-
1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages)

_________

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 8


                        SCHEDULE 13D

CUSIP           No.          893636           10           0
Page 2 of 8 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert D. Speiser
          ###-##-####

  2    CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A  GROUP*
(a) [  ]

(b) [  ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     N/A

 5   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS   IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.

                7   SOLE VOTING POWER

                         5,012,155

NUMBER OF  8   SHARED VOTING POWER
SHARES
BENEFICIALLY             5.144.185
OWNED BY EACH
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON WITH
                         5,012,155

               10   SHARED DISPOSITIVE POWER

                         5,144,185

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON

          10,156,340

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.31%

14   TYPE OF REPORTING PERSON*

          IN

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                        SCHEDULE 13D



CUSIP NO. 893636 10 0


       This initial statement on Schedule 13D (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Robert D. Speiser, in his individual capacity and as trustee under the 1996 Trust (as defined in Item 3.(b) below), in accordance with the requirements of Rule 13d-1 promulgated by the Commission under the Securities Exchange Act of 1934, as amended.


Item 1.   Security and Issuer.

      This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock") of Transderm Laboratories Corporation, a Delaware corporation (the "Company"). The name and address of the principal executive office of the Company is as follows:

     Transderm Laboratories Corporation
     1212 Avenue of the Americas
     New York, New York  10036.


Item 2.   Identity and Background

          (a)  Robert D. Speiser

          (b)  1212 Avenue of the Americas
               New York, New York  10036

          (c) President of Transderm Laboratories Corporation and Executive Vice President of Health-Chem Corporation, both at 1212 Avenue of the Americas, New York, New York 10036.

          (d)  During the past five years, Robert D. Speiser
               has   not   been  convicted  in  a   criminal
               proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Robert D. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding



          Page 3 of 8



                        SCHEDULE 13D


CUSIP NO. 893636 10 0



               was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f)  U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration.

      (a) On November 13, 1996, an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $.10 per share (the "Option), which Option was granted by the Company to Robert D. Speiser on November 13, 1995 in accordance with and in consideration for Mr. Speiser's entering into an employment agreement with Health-Chem Corporation ("Health-Chem"), became currently exercisable. Health-Chem is the owner of 90% of the Company's outstanding Common Stock. The Option is exercisable through November 12, 2005.

     (b) On December 6, 1996, Marvin M. Speiser transferred a currently exercisable option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $.10 per share to a trust created by Marvin M. Speiser, as grantor, on December 6, 1996 (the "1996 Trust"), the trustees of which are Laura G. Speiser and Robert D. Speiser. This option is exercisable through November 12, 2005. Marvin M. Speiser is a director of the Company, the President and Chairman of the Board of Health-Chem and the father of Robert D. Speiser. Laura G. Speiser is the wife of Marvin M. Speiser and the mother of Robert D. Speiser. The terms of the 1996 Trust are described in Item 5.(b) hereof.

      (c) On December 12, 1996, Laurvin Corporation, a Delaware Corporation ("Laurvin"), distributed 144,185 shares of the Company's Common Stock to Marvin M. Speiser upon redemption of his preferred stock in Laurvin. Marvin M. Speiser may be deemed to control Laurvin. Marvin M. Speiser immediately transferred these 144,185 shares to the 1996 Trust.

      Except as stated above, no consideration was paid in connection with any of the transactions described in Item 3.




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                        SCHEDULE 13D

CUSIP NO. 893636 10 0


Item 4.   Purpose of Transaction.


     The Option to acquire 5,000,000 shares of the Company's
Common Stock was acquired by Robert D. Speiser pursuant to and in accordance with Mr. Speiser's employment agreement with Health-Chem.

      The  establishment by Marvin M. Speiser  of  the  1996
Trust  described in Item No. 3 and the transfers  of  Common
Stock described therein were effected for estate planning purposes.

Item 5.   Interest in Securities of the Issuer.

      (a) The aggregate number (the "Aggregate Number") of shares of Common Stock and the percentage of such class beneficially owned by the reporting person as of the date hereof are 10,156,340 and 20.31%, respectively. The Aggregate Number includes (I) 3,329 held by Robert D. Speiser directly; (ii) 8,826 shares held by Smith Barney as custodian for the IRA of Robert D. Speiser; (iii) options to purchase 5,000,000 shares of Common Stock which are currently exercisable, originally granted to Robert D. Speiser on November 13, 1995; (iv) 144,185 shares of Common Stock held in the 1996 Trust; and (v) options to purchase 5,000,000 shares of Common Stock which are currently exercisable, originally granted to Marvin M. Speiser and transferred to the 1996 Trust on December 6, 1996. Robert
D. Speiser disclaims beneficial ownership of the shares of Common Stock referenced in (iv) and (v) above. The Aggregate Number does not include 2,376,177 shares of Common Stock beneficially owned by Marvin M. Speiser, Laura G. Speiser and a 1995 GRAT trust under trust agreement between Laura G. Speiser, as grantor, and Laura G. Speiser and Marvin M. Speiser, as trustees.

       (b)    Robert  D.  Speiser  holds  sole  voting   and
dispositive power with respect to the 5,012,155 shares of Common Stock referenced in Item 5.(a) (i), (ii) and (iii) above.

      Robert D. Speiser and Laura G. Speiser, as trustees of the 1996 Trust, hold shares voting and dispositive power with respect to 5,144,185 shares of Common Stock of the Company including 5,000,000 shares subject to currently exercisable stock options. The 1996 Trust will terminate upon the death of Laura G. Speiser, and any remaining principal shall be distributed upon such terms and conditions as Mrs. Speiser shall appoint by her will and any amount not so appointed shall be distributed to Robert D. Speiser



Page 5 of 8







                        SCHEDULE 13D



CUSIP NO. 893636 10 0



     (c) Robert   D.   Speiser   has   not   effected    any
          transactions in the Common Stock during  the  past
          60 days.

     (d) Under the terms of 1996 Trust, Robert D. Speiser, as Trustee, shall have the right to pay or apply for the use of Laura G. Speiser all the net income from the 1996 Trust and all of the principal of the 1996 Trust as Robert D. Speiser, as Trustee, shall in his sole discretion determine from time to time to be advisable for the health, maintenance or support in reasonable comfort of Laura G. Speiser.

     (e)  Not applicable.

Item   6.     Contracts,  Arrangements,  Understandings   or
Relationships
          With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     (a) Stock Option Agreement between the Company and Robert D. Speiser dated November 13, 1995. Incorporated herein by reference to Exhibit 10.4 to the Company's Report on Form 10-K for the year ended December 31, 1995.

     (b) Employment Agreement between Health-Chem Corporation and Robert D. Speiser dated April 4, 1995. Incorporated herein by reference to Exhibit
          10.2 to Health-Chem's Report on Form 10-Q for the quarter ended March 31, 1995.

     (c) Stock Option Agreement between the Company and Marvin M. Speiser dated November 13, 1995. Incorporated herein by reference to Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 1995.





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                        SCHEDULE 13D



CUSIP NO. 893636 10 0

     (d) Assignment of Stock Option Agreement by Marvin M. Speiser to Laura G. Speiser and Robert D. Speiser as Trustees u/a/d 12/5/96 made by Marvin M. Speiser dated December 6, 1996. Incorporated herein by reference to Item 7(c) to Schedule 13D filed by Marvin M. Speiser, et al., on February 20, 1997.

































Page 7 of 8








                        SCHEDULE 13D



CUSIP NO.  893636 10 0




                          SIGNATURE


      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.




                              /s/ Robert D. Speiser
                              Robert D. Speiser


Date:     February 13, 1997























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